October 2, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:  Putnam Capital Appreciation Fund (Reg. No. 33-49583)

Dear Sir/Madam:

Pursuant to Rule 477 set forth, we request Withdrawal of Post-
Effective Amendment #15 filed on behalf of Putnam Capital
Appreciation Fund because it was filed in error for Putnam
Variable Trust.

Please contact me at 617-292-1536 if you have any questions.

Thank you for your prompt attention to this matter.

Sincerely,


Keli J. Davis
Putnam Investments Inc.